UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13a-16 or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2008
Commission File Number: 000-52299
Northern Peru Copper Corp.

(Translation of registrant’s name into English)

Suite 1550, 625 Howe Street, Vancouver, British Columbia, V6C 2T6

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F          ☐                Form 40-F          ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes           ☐                 No          ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibits

99.1	Press release, dated March 28, 2008.
99.2	Material change report, dated March 31, 2008.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN PERU COPPER CORP.

Date:	March 31, 2008	By:	/s/ Jiao Jian
Name: Jiao Jian
Title: Chief Financial Officer